

March 28, 2024

Mark McCaffrey
Chief Financial Officer
GoDaddy Inc.
2155 E. GoDaddy Way
Tempe, AZ 85284

      Re: GoDaddy Inc.
          Form 10-K for the fiscal year ended December 31, 2023
          File No. 001-36904

Dear Mark McCaffrey:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Financial Model, page 66

1.   We note your customer retention rate for each of the five years ended December 31, 2023 was approximately 85%, which appears to indicate that it has decreased since prior periods when you disclosed it exceeded 85%. Similarly, the retention rate for customers who have been with you over three years as of 2023 was approximately 92% compared to disclosure in prior years that stated it was more than 93%. Please provide in your response the customer retention rates for each period in the respective three- and five-year periods. Also, tell us what consideration was given to disclosing the exact customer retention rate for each period and including a discussion of significant fluctuations between periods. Refer to SEC Release No. 33-10751.

<u>Results of Operations</u>
<u>Year-Over-Year Comparison, page 69</u>

2.   We note fluctuations between periods in cost of revenue and other expense line items and Segment EBITDA are due to two or more factors, some of which are offsetting. We also note your reference to changes being due "primarily" to these factors. Where a material change is attributed to two or more factors, including any offsetting factors, revise to describe the contribution of each factor in quantified terms. Please also revise to use more definitive terminology, rather than general or vague terms such as "primarily," to describe each contributing factor. Refer to Item 303(b) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

<u>General</u>

<u>2023 Fourth Quarter Earnings Presentation</u>

3.   We note your presentation of free cash flow per share throughout the 2023 Fourth Quarter Earnings Presentation on your website. Please revise to remove this presentation as non-GAAP liquidity measures that measure cash generated must not be presented on a per share basis. Refer to 100(b) of Regulation G.

4.   We also note disclosure of Total Liquidity in your earnings presentation on your website. Please revise to explain how Total Liquidity is determined. If Total Liquidity is a non-GAAP measure, revise to provide the disclosures required by Item 100(a) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alan Denenberg